EXHIBIT 99.1

JPMorgan Chase and Brookfield Renewable Launch Collaboration to Power Over 500 Offices and Branches in New York with 100 Percent Renewable Electricity

  Brookfield Renewable’s hydropower resources to power over 90 percent of JPMorgan Chase’s New York operations
  New collaboration will help advance JPMorgan Chase’s goal to annually source renewable energy for 100 percent of its global power needs starting in 2020

NEW YORK, Oct. 27, 2020 (GLOBE NEWSWIRE) -- JPMorgan Chase and Brookfield Renewable (NYSE: BEP, BEPC: TSX: BEP.UN, BEPC) today announced a five-year energy agreement for supplying clean, renewable electricity to over 500 of JPMorgan Chase’s real estate operations in New York State. Brookfield Renewable, which is, together with its institutional partners, an owner and operator of one of the world’s largest publicly traded renewable power platforms, will provide service directly from its hydroelectric facilities. Under the terms of this agreement, 90 percent of the bank’s operations in New York State, ranging from Rochester to Brooklyn, will rely on these facilities to meet their electricity needs.

“Brookfield Renewable’s agreement with JPMorgan Chase to decarbonize its New York operations reflects our flexible approach to working with firms to deliver on sustainability commitments,” said Brookfield Renewable U.S. Chief Executive Officer Mitch Davidson. “The transaction demonstrates Brookfield Renewable’s ability to address diverse customer needs for renewable supply across both wholesale and retail energy markets.”

The energy delivered to JPMorgan Chase facilities will be tracked megawatt-by-megawatt in real time by leveraging sophisticated energy tracking technology, allowing the company’s electricity demand across the state to be matched to power generated from Brookfield Renewable’s hydroelectric facilities.

The deal helps to advance JPMorgan Chase’s commitment announced in 2017 to annually source renewable energy for 100 percent of its global power needs starting in 2020. Brookfield Renewable’s supply of hydropower in New York is part of an over 900-megawatt diversified renewable portfolio in the state that also includes wind and solar facilities. These renewable supplies are critical to achieving the state’s goal of obtaining 70 percent of its electricity needs from emissions-free resources by 2030, as mandated under the Climate Leadership and Community Protection Act.

“Advancing sustainable practices in our own operations is a key component of JPMorgan Chase’s commitment to sustainability and a transition to a low-carbon economy,” said Michael Norton, Global Head of Property Management at JPMorgan Chase. “This collaboration in a dynamic power market also plays an important role in promoting more green operational practices throughout New York City – the firm’s global headquarters.”

About Brookfield Renewable
Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline.

Investors can access Brookfield Renewable’s portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the websites; investors should consult the sites to access this information. Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation are the flagship listed renewable power issuers of Brookfield Asset Management, a leading global alternative asset manager with approximately $550 billion of assets under management.

About JPMorgan Chase
JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $3.2 trillion and operations worldwide. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing, and asset management. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Contact information – Brookfield Renewable:

Media:	Investors:
Claire Holland	Cara Silverman
Senior Vice President – Communications	Manager – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	cara.silverman@brookfield.com

Contact information – JPMorgan:

Media:
Mackenzie M. Smith
mackenzie.m.smith@jpmchase.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expect” and “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the energy agreement for the supply of, renewable electricity by Brookfield Renewable to certain of JPMorgan Chase’s real estate operations in New York State, the expected percentage of JPMorgan Chase’s operations in New York State that will rely on Brookfield Renewable’s hydroelectric facilities to meet their electricity needs and JPMorgan Chase’s commitment to annually source renewable energy for 100 percent of its global power needs . Although Brookfield Renewable and JPMorgan Chase believe that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable and/or JPMorgan Chase to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, neither Brookfield Renewable nor JPMorgan Chase undertakes any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.